FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2004

                       Telemig Celular Participacoes S.A.
                       (Telemig Cellular Holding Company)
                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja
                            70713-000 Brasilia - DF,
                                     Brazil
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X    Form 40-F
                                       ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---

                                   SIGNATURES


                  Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Telemig Celular Participacoes S.A.



          Date:  October 13, 2004            By:  /s/ Joao Cox Neto
                                                --------------------------------
                                             Name:   Joao Cox Neto
                                             Title:  Chief Financial Officer and
                                                     Market Relations
                                                     Executive Officer

                                  EXHIBIT INDEX
                                  -------------

99.1 Management and Related Persons' Negotiation of Securities Issued by the Company [September].